Exhibit 21.1
CASTLE BIOSCIENCES, INC.
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation
AltheaDx, Inc.	Delaware
Cernostics, Inc.	Delaware
Myriad myPath, LLC	Delaware
Castle Narnia Way Real Estate Holding 1, LLC	Texas